SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 11-K

            (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1995

                                    OR

          ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from              to                .

                      Commission file number 0-20187

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                MIDDLETOWN SAVINGS BANK 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             MSB Bancorp, Inc.
                            35 Matthews Street
                          Goshen, New York  10924

                                SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the 401(k) savings plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Middletown Savings Bank
                                   401(k) Savings Plan
                                   (Name of Plan)


Date     June 22, 1996                  /s/William C. Myers
                                   --------------------------
                                   (Signature)
                                   William C. Myers, President and
                                   Chief Executive Officer
                                   Plan Administrator

                          MIDDLETOWN SAVINGS BANK
                             GOSHEN, NEW YORK
                            401(K) SAVINGS PLAN
                           FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995 AND 1994

                          MIDDLETOWN SAVINGS BANK
                             GOSHEN, NEW YORK
                            401(K) SAVINGS PLAN


                             TABLE OF CONTENTS



                                                                     PAGE


INDEPENDENT AUDITOR'S REPORT                                           1


FINANCIAL STATEMENTS

  Statement of Net Assets Available for Plan
    Benefits With Fund Information                                   2 - 3

  Statement of Changes in Net Assets Available for
    Plan Benefits With Fund Information                                4

  Notes to Financial Statements                                      5 - 7


SUPPLEMENTARY INFORMATION

  Schedule I - Assets Held for Investment Purposes                     8

  Schedule II - Assets Held for Investment Purposes Which
                Were Both Acquired and Disposed of Within
                the Plan Year                                          9

  Schedule III - Leases in Default or Classified as Uncollectible      9

  Schedule IV - Nonexempt Transactions                                 9

  Schedule V - Reportable Transactions                              10 - 11

                   [LETTERHEAD OF NUGENT & HAEUSSLER, P. C.]






                       INDEPENDENT AUDITOR'S REPORT


The Trustees
Middletown Savings Bank
401(K) Savings Plan
35 Matthews Street
Goshen, New York  10924

We have audited the accompanying statement of net assets available for plan benefits of the Middletown Savings Bank 401(K) Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



        /s/ Nugent & Haeussler, P.C.
      ------------------------------
      NUGENT & HAEUSSLER, P. C.

Newburgh, New York
June 6, 1996

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                                401K SAVINGS PLAN
                       STATEMENT OF NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1995


                                                           PARTICIPANT DIRECTED
                                                        FIDELITY
                                                         ADVISOR         FIDELITY
                                                         GROWTH          ADVISOR
                                                      OPPORTUNITIES     INCOME AND
                                                          FUND          GROWTH FUND
ASSETS
  Investments, at Fair Market Value (Note 2)
    Shares of Registered Investment Companies          $  281,708       $  205,874
    MSB Bancorp Stock                                           0                0
                                                       ----------       ----------
           TOTAL INVESTMENTS                              281,708          205,874
                                                       ----------       ----------


  RECEIVABLES
    Employer's Contribution                                     0                0
    Participant Notes Receivable                                0                0
    Accrued Income                                              3                2
                                                       ----------       ----------
           TOTAL RECEIVABLES                                    3                2
                                                       ----------       ----------


  CASH                                                      2,333            1,473
                                                       ----------       ----------
            TOTAL ASSETS                                  284,044          207,349


LIABILITIES                                                     0                0
- -----------                                            ----------       ----------

           NET ASSETS AVAILABLE FOR PLAN BENEFITS      $  284,044       $  207,349
                                                      ============     ============
















     The accompanying notes are an integral part of these financial statements.



                    P A R T I C I P A N T     D I R E C T E D
              FIDELITY
 FIDELITY      ADVISOR     FIDELITY      MSB
  ADVISOR      LIMITED      DAILY      BANCORP
 OVERSEAS     TERM BOND     MONEY       STOCK     PARTICIPANT
   FUND          FUND        FUND        FUND        NOTES      OTHER       TOTAL
 --------    ----------   ---------   ---------   ----------- --------   --------



 $ 39,891    $ 107,406    $      0    $       0    $      0   $      0   $   634,879
        0            0           0      440,781           0          0       440,781
 --------    ---------    --------    ---------    --------   --------   -----------
   39,891      107,406           0      440,781           0          0     1,075,660
 --------    ---------    --------    ---------    --------   --------   -----------



        0            0           0            0           0     60,000        60,000
        0            0           0            0      63,690          0        63,690
        0            1       1,195        3,632           0          0         4,833
 --------    ---------    --------    ---------    --------   --------   -----------
        0            1       1,195        3,632      63,690     60,000       128,523
 --------    ---------    --------    ---------    --------   --------   -----------


      238          859      68,783        2,404           0          0        76,090
 --------    ---------    --------    ---------    --------   --------   -----------
   40,129      108,266      69,978      446,817      63,690     60,000     1,280,273


        0            0           0            0           0          0             0
 --------    ---------    --------    ---------    --------   --------   -----------

 $ 40,129    $ 108,266    $ 69,978    $ 446,817    $ 63,690   $ 60,000   $ 1,280,273
==========  ===========  ==========  ===========  ========== ==========  ===========
















     The accompanying notes are an integral part of these financial statements.

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                                401K SAVINGS PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1994




                                                       PARTICIPANT DIRECTED
                                                                          SHORT
                                                   CORE       VALUE       TERM
                                                  EQUITY      EQUITY   INVESTMENT
                                                   FUND        FUND       FUND
ASSETS
  Investments, at Fair Value (Note 2)
    Shares of Registered Investment Companies
    RSI Retirement Trust                        $ 318,599    $ 61,115   $ 179,340
  MSB Bancorp Stock                                     0           0           0
                                                ---------    --------   ---------
     TOTAL INVESTMENTS                            318,599      61,115     179,340
                                                ---------    --------   ---------


  RECEIVABLES
    Participant Notes Receivable                        0           0           0
                                                ---------    --------   ---------


  CASH                                                  0           0           0
                                                ---------    --------   ---------

     TOTAL ASSETS                                 318,599      61,115     179,340

LIABILITIES                                             0           0           0
- -----------                                     ---------    --------   ---------


     NET ASSETS AVAILABLE FOR BENEFITS          $ 318,599    $ 61,115   $ 179,340
                                               ===========  ========== ===========
















     The accompanying notes are an integral part of these financial statements.


                   P A R T I C I P A N T    D I R E C T E D
 ACTIVELY  INTERMEDIATE                MSB
  MANAGED       TERM     EMERGING     BANCORP
   BOND        BOND      GROWTH       STOCK     PARTICIPANT
    FUND        FUND      EQUITY        FUND        NOTES     OTHER        TOTAL




 $ 127,652   $ 62,434    $ 78,222    $       0    $      0   $     0    $   827,362
         0          0           0      416,781           0         0        416,781
 ---------   --------    --------    ---------    --------   -------    -----------
   127,652     62,434      78,222      416,781           0         0      1,244,143
 ---------   --------    --------    ---------    --------   -------    -----------



         0          0           0            0      59,171         0         59,171
 ---------   --------    --------    ---------    --------   -------    -----------


         0          0           0            0           0     1,088          1,088
 ---------   --------    --------    ---------    --------   -------    -----------

   127,652     62,434      78,222      416,781      59,171     1,088      1,304,402

         0          0           0            0           0         0              0
 ---------   --------    --------    ---------    --------    ------    -----------


 $ 127,652   $ 62,434    $ 78,222    $ 416,781    $ 59,171   $ 1,088    $ 1,304,402
=========== ==========  ==========  ===========  ========== =========  =============
















     The accompanying notes are an integral part of these financial statements.

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                               401(K) SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                       PLAN BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1995



                                                   PARTICIPANT DIRECTED
                                            FIDELITY
                                             ADVISOR       FIDELITY     FIDELITY
                                             GROWTH        ADVISOR       ADVISOR
                                          OPPORTUNITIES   INCOME AND    OVERSEAS
                                              FUND        GROWTH FUND     FUND
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

  Investment Income
    Net Appreciation (Depreciation)
      in Fair Value of Investments          $   4,699      $   1,422     $    659
    Interest                                        0              0            0
    Dividends                                     470            400           22
                                            ---------      ---------     --------
        TOTAL INVESTMENT INCOME                 5,169          1,822          681
                                            ---------      ---------     --------

  CONTRIBUTIONS:
    Participants'                              25,080         15,687        2,811
    Employer's                                      0              0            0
                                            ---------      ---------     --------
        TOTAL CONTRIBUTIONS                    25,080         15,687        2,811
                                            ---------      ---------     --------
        TOTAL ADDITIONS                        30,249         17,509        3,492
                                            ---------      ---------     --------

DEDUCTIONS:

Deductions from Net Assets Attributed to:
  Benefits Paid to Participants                   128             62            0
                                            ---------      ---------     --------

Net Increase (Decrease) Prior to Transfers     30,121         17,447        3,492

Transfers                                     253,923        189,902       36,637
                                            ---------      ---------     --------

Net Increase (Decrease)                       284,044        207,349       40,129

Net Assets Available for Benefits:

        BEGINNING OF YEAR                           0              0            0
                                            ---------      ---------     --------

        END OF YEAR                         $ 284,044      $ 207,349     $ 40,129
                                           ===========    ===========   ==========




     The accompanying notes are an integral part of these financial statements.


                    P A R T I C I P A N T     D I R E C T E D
 FIDELITY
  ADVISOR     FIDELITY      MSB
  LIMITED      DAILY      BANCORP                             RSI
 TERM BOND     MONEY       STOCK    PARTICIPANT            RETIREMENT
   FUND         FUND        FUND       NOTES       OTHER     TRUST         TOTAL






 $     635   $      0    $ (59,700)   $      0   $      0   $ 167,658   $   115,373
         0          0            0       2,376          0           0         2,376
       558      1,227       12,008           0          0           0        14,685
 ---------   --------    ---------    --------   --------   ---------   -----------
     1,193      1,227      (47,692)      2,376          0     167,658       132,434
 ---------   --------    ---------    --------   --------   ---------   -----------


     8,773      2,840       44,733           0          0      43,428       143,352
         0          0            0           0     60,000           0        60,000
 ---------   --------    ---------    --------   --------   ---------    ----------
     8,773      2,840       44,733           0     60,000      43,428       203,352
 ---------   --------    ---------    --------   --------   ---------    ----------
     9,966      4,067       (2,959)      2,376     60,000     211,086       335,786
 ---------   --------    ---------    --------   --------   ---------    ----------




        42         20      157,161           0          0     202,502       359,915
 ---------   --------    ---------    --------   --------   ---------    ----------

     9,924      4,047     (160,120)      2,376     60,000       8,584       (24,129)

    98,342     65,931      190,156       2,143          0    (837,034)            0
 ---------   --------    ---------    --------   --------   ---------    ----------

   108,266     69,978       30,036       4,519     60,000    (828,450)      (24,129)



         0          0      416,781      59,171          0     828,450     1,304,402
 ---------   --------    ---------    --------   --------   ---------    ----------

 $ 108,266   $ 69,978    $ 446,817    $ 63,690   $ 60,000   $       0    $1,280,273
=========== ==========  ===========  ==========  ========== ==========  ============




     The accompanying notes are an integral part of these financial statements.

                   MIDDLETOWN SAVINGS BANK 401(K) SAVINGS PLAN
                                GOSHEN, NEW YORK
                          NOTES TO FINANCIAL STATEMENTS




NOTE 1.                                DESCRIPTION OF PLAN.

            The following description of the Middletown Savings Bank ("Bank") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            A.  GENERAL
                The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation in the Plan is voluntary.

            B.  CONTRIBUTIONS
                Each year, participants may elect to make contributions of not less than 2% nor more than 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Additional amounts may be contributed at the discretion of the Bank. Contributions are subject to certain limitations.

                Prior to October 1, 1992, the Bank made contributions on behalf of each participant in an amount equal to 50% of such participant's basic contributions up to a maximum of 3% of the participant's compensation. The Bank has not made any matching contributions since October 1, 1992. As of December 31, 1995, the Plan has accrued $60,000.00 in discretionary contributions from the Bank.

            C.  PARTICIPANT ACCOUNTS
                Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and, (b) Plan earnings. Bank contributions shall be allocated among the eligible employees in the proportion that the compensation of each such eligible employee bears to the aggregate compensation of all such eligible employees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            D.  VESTING
                Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

                   MIDDLETOWN SAVINGS BANK 401(K) SAVINGS PLAN
                                GOSHEN, NEW YORK
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.     DESCRIPTION OF PLAN.  (Continued)

            E.  INVESTMENT OPTIONS
                Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of the following six investment options:

                   Fidelity Advisor Growth Opportunities Fund
                   Fidelity Advisor Income and Growth Fund
                   Fidelity Advisor Overseas Fund
                   Fidelity Advisor Limited Term Bond Fund
                   Fidelity Daily Money Fund
                   MSB Bancorp Stock Fund

            Participants may change their investment options quarterly.

            F.  PARTICIPANT NOTES RECEIVABLE
                Participants may borrow from their accounts a minimum of $500.00 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms shall not exceed 5 years unless the loan is used to acquire a primary residence, in which case the borrower may have a term up to 10 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate, rounded to the nearest quarter of 1%. Principal and interest is paid ratably through monthly payroll deductions.

            G.  PAYMENT OF BENEFITS
                On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed ten years.

            H.  FORFEITURES
                Upon the termination of service of a participant for any reason other than early retirement, death or disability, that portion, if any, of his accounts that is not vested shall be forfeited.

NOTE 2.     SUMMARY OF ACCOUNTING POLICIES.

            A.  BASIS OF ACCOUNTING
                The financial statements of the Plan are prepared under the accrual method of accounting.

            B.  ESTIMATES
                The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                   MIDDLETOWN SAVINGS BANK 401(K) SAVINGS PLAN
                                GOSHEN, NEW YORK
                          NOTES TO FINANCIAL STATEMENTS




NOTE 2.     SUMMARY OF ACCOUNTING POLICIES.  (Continued)

            C. INVESTMENT VALUATION AND INCOME RECOGNITION The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            D.  PAYMENT OF BENEFITS
                Benefits are recorded when paid.

            E.  PLAN TERMINATION
                Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected participant shall become fully vested.

            F.  PLAN CHANGES
                Effective July 1, 1995, the Bank's Board of Directors deemed it necessary to withdraw Plan assets invested in RSI trust and to appoint Marine Midland as successor trustee of such assets and as trustee for all future contributions made to the Plan.

                The maximum level of employee contributions to the Plan was increased to 10% of compensation. Also, the Bank may, in its discretion, make matching or profit sharing contributions to the 401(k) Plan which may be directly invested in Bank shares.

            G.  TAX STATUS
                The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and to operate as designed.

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                               401(K) SAVINGS PLAN
      SCHEDULE I - ITEM 27A SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995





                                                       NUMBER
                                                         OF                      CURRENT
                                                       SHARES        COST         VALUE
1. SHARES OF REGISTERED INVESTMENT COMPANIES

     Fidelity Advisor Growth Opportunities Fund        8903.51    $  277,426   $  281,708

     Fidelity Advisor Income and Growth Fund          13104.653      204,490      205,874

     Fidelity Advisor Overseas Fund                    2774.06        39,234       39,891

     Fidelity Advisor Limited Term Bond Fund           9917.467      106,774      107,406
                                                                  ----------   ----------

         SUBTOTAL                                        ---      $  627,924   $  634,879

2. MSB Bancorp Common Stock                           23826.00       416,648      440,781

3. Participant Notes                                    N/A           63,690       63,690
                                                                  ----------   ----------

         TOTAL                                                    $1,108,262   $1,139,350
                                                                 ===========   ==========

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                               401(K) SAVINGS PLAN
                                DECEMBER 31, 1995







SCHEDULE II - ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH
              WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

               None




SCHEDULE III - ITEM 27C - SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS
               UNCOLLECTIBLE


               None




SCHEDULE IV - ITEM 27E - SCHEDULE OF NONEXEMPT TRANSACTIONS

              None

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                               401(K) SAVINGS PLAN
                SCHEDULE V - ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995



                                                    AVERAGE
                                                      COST
                               TRAN     NUMBER OF      OF           COST/        NET GAIN
                               TYPE   TRANSACTIONS   ASSETS       PROCEEDS       OR LOSS

2,169,478.600 PAR
MONEY MARKET FD
FIDELITY DAILY MONEY FD        BOT         116        ---       2,169,478.60        ---

2,095,791.960 PAR
MONEY MARKET FD
FIDELITY DAILY MONEY FD        SLD          81   2,095,791.96   2,095,791.96        ---

8,903.510 UNITS
FIDELITY ADVISOR SERIES II
GROWTH OPPORTUNITIES PORT      BOT          15         ---        277,426.18        ---

0.000 UNITS
FIDELITY ADVISOR SERIES II
GROWTH OPPORTUNITIES PORT      SLD           2         ---            417.79       417.79

13.104.653 UNITS
FIDELITY ADVISOR SERIES II
INCOME AND GROWTH PORT         BOT          16         ---        204,490.22        ---

0.000 UNITS
FIDELITY ADVISOR SERIES II
INCOME AND GROWTH              SLD           2         ---             38.41        38.41

10,056.935 UNITS
FIDELITY ADVISOR SERIES IV
LTD TERM BD FD
INST'L CLIENT                  BOT          18         ---        108,275.54        ---

139.468 UNITS
FIDELITY ADVISOR SERIES IV
LTD TERM BD FD
INST'L CLIENT                  SLD           1       1,501.51       1,504.86         3.35

10,250.000 UNITS
MSB BANCORP INC                BOT          13         ---        225,227.75        ---

                             MIDDLETOWN SAVINGS BANK
                                GOSHEN, NEW YORK
                               401(K) SAVINGS PLAN
                SCHEDULE V - ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995
                                   (Continued)




                                                    AVERAGE
                                                      COST
                               TRAN     NUMBER OF      OF           COST/        NET GAIN
                               TYPE   TRANSACTIONS   ASSETS       PROCEEDS       OR LOSS

4,849.000 UNITS
MSB BANCORP INC                SLD           6      62,679.08      97,251.50    34,572.42

346,403.210 PAR
MARINE MIDLAND BANK
COLLECTIVE TRUST
SHORT TERM INVESTMENT FUND
DIRECTED                       BOT          60         ---        346,403.21        ---

364,015.850 PAR
MARINE MIDLAND BANK
COLLECTIVE TRUST
SHORT TERM INVESTMENT FUND
DIRECTED                       SLD          34     364,015.85     364,015.85        ---